SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces October 2009 Traffic Figures

São Paulo, November 6, 2009 – GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), Latin America’s largest low-cost and low-fare airline, announces its preliminary traffic figures for October 2009.

Management Comments

In October, GOL recorded demand growth in the domestic market of 46.9% over the same month last year, chiefly due to the Company’s privileged positioning in that market, with high-frequency flights between airports in densely populated cities and dynamic yield management, underpinned by high-quality service, punctuality and regularity. In addition, the month’s figures were still reflecting the upturn in demand triggered by the exceptionally competitive scenario in September and the first ten days of October.

“GOL’s rapid market share growth in the corporate segment is being fueled by the highest flight frequency between Brazil’s leading airports and SMILES, Latin America’s largest mileage program.”

Thanks to the above-mentioned differentials and the efforts of its sales area, GOL is also highly competitive in the corporate market. According to TMC Brasil, the business travel operators’ association (www.tmcbrasil.com.br), GOL’s share of sales through the association’s affiliates increased by 6.1 percentage points, from 34.2% in the first half of 2008 to 40.3% in the same period in 2009.

For the same reasons, domestic demand climbed by 14.1% over September 2009, or 10.4% if the number of calendar days in each month (30 in September and 31 in October) are equalized.

International market demand fell by 7.2% over October 2008, due to the reduction in the number of seats on certain routes (or reduced frequencies), designed to maximize operating profitability. In relation to September 2009, international demand moved up by 11.2%, thanks to the recovery of traffic on Chilean and Argentinean routes, given the decline in the number of H1N1 flu cases due to the end of winter.

Operating Data	October 2009*	October 2008*	% Chg. (YoY)	September 2009*	% Chg. (MoM)

Total System
ASK (mm) (1)	3,455.6	3,151.7	9.6%	3,289.6	5.0%
RPK (mm) (2)	2,485.8	1,790.0	38.9%	2,184.6	13.8%
Load Factor (3)	71.9%	56.8%	+15.1pp	66.4%	+5.5pp

Domestic Market
ASK (mm) (1)	3,077.3	2,665.3	15.5%	2,922.1	5.3%
RPK (mm) (2)	2,238.9	1,524.1	46.9%	1,962.6	14.1%
Load Factor (3)	72.8%	57.2%	+15.6pp	67.2%	+5.6pp

International Market
ASK (mm) (1)	378.3	486.4	-22.2%	367.5	2.9%
RPK (mm) (2)	246.9	265.9	-7.2%	222.0	11.2%
Load Factor (3)	65.2%	54.7%	+10.6pp	60.4%	+4.8pp

( * ) October 2009 preliminary figures; October 2008 and September 2009 Civil Aviation Authority (ANAC) figures.

GOL continued with its efforts to improve capacity in order to maximize its operating results, and October’s numbers clearly reflect this strategy, recording a 15.5% domestic market increase over October 2008, equivalent to around 1/3 of its total demand growth in the same month. In the same period, the load factor increased by 15.6 p.p. to 72.8% . In comparison with September 2009, the load factor grew by 5.6 p.p.

Although the highly competitive price scenario began to ease off in the first week of October, it was during this period that most tickets for October flights were sold, maintaining the average net yield at close to 17.00 cents (R$). In addition, sales for November and December 2009 are already showing clear signs of a recovery.

(1) Available seat kilometers, or ASK, represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.
(2) Revenue passenger kilometers, or RPK, represents the number of kilometers flown by revenue passengers.
(3) Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

CONTACT:	About GOL Linhas Aéreas Inteligentes S.A.

Investor Relations	GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the largest low-cost and low-fare airline in Latin America, offers around 800 daily flights to 49 destinations that connect all the important cities in Brazil and ten major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting- edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VOE FÁCIL brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.
Leonardo Pereira - IRO
Rodrigo Alves – Head of IR
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ir
Twitter : www.twitter.com/GOLInvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter : www.twitter.com/GOLcomunicacao

Media Relations
Edelman (U.S and Europe):
M. Smith and N. Dean
Phone.: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com or
noelle.dean@edelman.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 06, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.